Exhibit 99.1

Bullish to announce second quarter 2025 financial results and host inaugural earnings conference call

9/4/2025

Cayman Islands, September 4, 2025 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, announced today that it will release its financial results for the second quarter 2025 on Wednesday, September 17, 2025, and will host an earnings conference call at 5:30 p.m. Eastern Time on the same day.

A live webcast of the conference call will be available on the Bullish Investor Relations website at investors.bullish.com. A replay and transcript will be available on the website following the earnings call.

Select monthly metrics

Additionally, Bullish announced that it intends to report select monthly metrics to provide investors with more frequent operating and performance updates. These metrics are expected to include trading volume, average trading spread, and measures of volatility for Bitcoin and Ethereum. For definitions and additional information regarding these metrics, please refer to the monthly metrics packages available on investors.bullish.com.

The first monthly metrics package will be released today. Going forward, Bullish expects to release metrics after the end of each month.

About Bullish

Bullish is an institutionally focused global digital asset platform that provides market infrastructure and information services. These include: Bullish Exchange – a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Exchange is regulated in the United States, Germany, Hong Kong, and Gibraltar. CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries. CoinDesk Data – a broad suite of digital assets market data and analytics, providing real-time insights into prices, trends, and market dynamics. CoinDesk Insights – a digital asset media and events provider and operator of Coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy, and blockchain technology. For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Contacts

Media: media@bullish.com

Investor Relations: investors@bullish.com

Source: Bullish